Exhibit (c)(3)

EXE TECHNOLOGIES, INC.

VALUATION OF INTELLECTUAL PROPERTY

as of

NOVEMBER 10, 2003

Prepared By

CBIZ Valuation Group, Inc.
Valuation, Financial Advisory & Litigation Support

Atlanta	•	Chicago	•	Dallas	•	Los Angeles	•	Princeton

Copyright© 2003 by CBIZ Valuation Group, Inc.

November 12, 2003

Mr. Kenneth R. Vines
Chief Financial Officer
EXE Technologies, Inc.
8787 Stemmons Freeway
Dallas, Texas 75247

Dear Mr. Vines:

Pursuant to your authorization, CBIZ Valuation Group, Inc. has conducted a valuation analysis to determine the fair market value of certain intellectual property (the “Subject Assets”) to be included as part of a merger and sale of intellectual property asset agreement entered into with SSA Global Technologies, Inc. (“SSA”). The valuation date for purposes of our analysis is November 10, 2003 (the “Valuation Date”). This valuation was conducted for internal management purposes only. This letter is not a fairness opinion or a solvency opinion, nor is it to be construed as a recommendation to enter a transaction.

ENGAGEMENT SUMMARY

Fair market value is defined by Revenue Ruling 59-60, 1959-1 C.B. 237 as “the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.”

The intellectual property of the Company was valued in accordance with generally accepted valuation standards and included such valuation tests and procedures as we considered necessary under the circumstances. Our valuation analysis included, but was not necessarily limited to, the following procedures:

1)	A review of the Company’s financial statements for the fiscal years ended December 31, 1996, through December 31, 2002, as well as financial statements for the quarter ended September 30, 2003;

2)	A review of the operating forecast for the fiscal years ending December 31, 2003 through December 31, 2007, prepared by the personnel of EXE Technologies, Inc. (“EXE” or the “Company”);

Mr. Kenneth R. Vines
November 12, 2003

3)	Discussions with EXE’s management (“Management”) concerning historical operating results and the prospects for future results, as well as economic, industry and competitive trends;

4)	A review of Agreement and Plan of Merger between SSA and EXE (described below);

5)	Discussions with EXE personnel concerning the intellectual property to be acquired;

6)	A review of the Company’s historical and forecasted capital and research and development expenditures;

7)	Discussions with Management regarding the tangible and intangible assets and intellectual property to be acquired;

8)	A review of data related to intellectual property royalty rates; and

9)	Application of appropriate valuation techniques and procedures.

In addition, information from various published sources has been relied upon, including Ibbotson Associates’ 2003 Stocks, Bonds, Bills and Inflation; The Federal Reserve Bulletin; The Risk Management Association’s Annual Statement Studies; Ibbotson Associates’ Cost of Capital 2003 Yearbook; and Bloomberg News.

Based on the above procedures and the corresponding analysis it is our opinion that the fair market value of the intellectual property as of November 10, 2003, is reasonably stated as $18,034,619, rounded to:

$18,000,000
EIGHTEEN MILLION DOLLARS

IDENTIFICATION OF EXE INTELLECTUAL PROPERTY

Intellectual property can be distinguished from intangible assets due to their protection under law. Intellectual property such as a proprietary technology, patents or trademarks acquires its characteristics, and therefore its value, from the legal system.1 By contrast, intangible assets such as customer relationships are typically not afforded legal protection.

Based on our discussions with Management and review of Schedule 2.1(m)(i)(A) delivered in conjunction with the Agreement and Plan of Merger between SSA and EXE, EXE possesses intellectual property including copyrighted software, trademarks/trade names, know-how, trade secrets, confidential information, trade dress, and unpatented inventions

[1]	Gordon V. Smith and Russell L. Parr, Valuation of Intellectual Property and Intangible Assets (New York: Wiley 1994) 95.

Mr. Kenneth R. Vines
November 12, 2003

and processes developed or created by the Company or any of its subsidiaries in their respective business.

VALUATION METHODOLOGY

The three generally accepted approaches used in determining the fair market value of an asset are the income, cost and market approaches. Depending on the facts and circumstances of a particular valuation, applying the three approaches independently of one another can yield conclusions that are substantially different. As the valuation is performed, the strengths of the individual approaches are considered and the influence of each approach in the valuation process is weighted according to its suitability. The following is a brief description of the three general approaches to value.

Income Approach

The income approach measures the present worth of anticipated future net cash flows generated by the asset with consideration given to the contribution of the other assets of the business. In a multi-period model (the discounted cash flow method) the net cash flows attributable to the asset are forecast for an appropriate period and then discounted to present value using an appropriate discount rate. In the case of the single-period model (the direct capitalization method) the net cash flow or earnings of a normalized period are capitalized to reach a determination of present value. An income approach methodology is generally useful because it accounts for the specific contribution of fundamental factors impacting those variables that affect the value of the asset.

Market Approach

The market approach is based on the principle of substitution, which is based on the premise that an informed investor would pay no more for an asset than he could pay for another asset of equal utility. The market approach is frequently performed by observing the price at which assets comparable to a subject asset are bought and sold. Adjustments are made to the data to account for operational and other relevant differences between the subject asset and the comparable assets. The market approach is most applicable to assets that are homogeneous in nature and are actively traded. Relative to other approaches to value, the key strength of the market approach is that it provides objective indications of value while requiring that relatively few assumptions be made.

Cost Approach

The cost approach considers reproduction or replacement cost as an indicator of value. The cost approach is based on the assumption that a prudent investor would pay no more for an asset than the amount for which he could replace or re-create it. The cost approach is sometimes performed by estimating the replacement cost of an asset similar to the subject. Often, historical cost data can be used to indicate the current cost of reproduction or replacement. Adjustments are made for any physical deterioration or functional and economic obsolescence of the appraised asset. The cost approach does not directly

Mr. Kenneth R. Vines
November 12, 2003

consider the economic benefits that can be achieved nor the time period over which the benefits might continue. As a result, the approach is not used as frequently as the income approach when the fair value of an asset must be determined.

VALUATION ANALYSES OF INTELLECTUAL PROPERTY

Introduction

In our analysis of the intellectual property value of the Company, we employed the excess earnings method and the relief-from-royalty method. To confirm that the result of these two approaches were not unreasonable, we examined our previous analysis in light of the estimated purchase price of the transaction and the other assets to be acquired (i.e., business enterprise method). Our valuation analyses are presented in more detail in the following paragraphs.

Excess Earnings Method

Under this method, the earnings contribution of the intellectual property is analyzed and discounted back to present value by the use of a risk-adjusted discount rate. The key drivers affecting the value of intellectual property include the expected annual operating profit related to the intellectual property, the expected lifecycle, and the riskiness of the future earnings associated with the intellectual property.

Projected Revenues and Operating Expenses

The starting point for determining the fair market value of the intellectual property under the excess earnings method was to identify that portion of future expected revenue to be generated from the intellectual property. We believe that the intellectual property is a key component in generating license, consulting and maintenance revenue for all product lines. Management provided financial forecasts for each product line and type of revenue (i.e., license, consulting and maintenance) over the estimated remaining useful life of the intellectual property. As part of this analysis, we worked with Management to better understand how specific product versions, both current and future, would contribute to future product line revenue and the rate at which the products are expected to be replaced.

Analysis of Contributory Assets

In the absence of intangible assets and intellectual property, the income generated by the Company would be equal to the income required to generate a fair rate of return on the tangible assets. The Company’s intangible assets and intellectual property should allow the Company to earn additional returns. We have determined that the net working capital, property, plant and equipment, other long-term assets, the intellectual property, and the customer relationships (collectively, the “Contributory Assets”) are the material assets contributing to EXE’s future earnings. As a result, we have isolated the earnings related to

Mr. Kenneth R. Vines
November 12, 2003

the intellectual property by performing an analysis of the earnings contribution of the non-intellectual property assets.

Capital Asset Charges

The Contributory Assets are required to generate the projected earnings for intellectual property. The required return on these other assets is “charged to” (deducted from) the earnings generated by the intellectual property in order to determine the incremental earnings specifically attributable to the intellectual property. As part of our analysis, we determined individual rates of return applicable to each asset identified and we estimated the effective “capital charge” to be applied. After-tax capital charges have been calculated for returns related to the following:

•	Net working capital (current assets less current liabilities)

•	Property, plant and equipment

•	Other long-term assets

•	Customer relationships

Determination of Discount Rate for Intellectual Property

The excess earnings method used for the valuation of the intellectual property requires the use of a discount rate to discount future cash flows to a present value. We examined EXE’s weighted average cost of capital (WACC) as the starting point in determining an appropriate discount rate. The WACC for EXE was determined to be 16%. We then considered the nature of the Subject Assets and the overall composition of the Company’s assets. Based on these factors, we discounted the earnings associated with the Subject Assets at a discount rate of 25%.

Conclusion

Based on the excess earnings method, we determined the fair market value of EXE’s intellectual property to be $17,705,000.

Relief-from-Royalty Method

The relief-from-royalty method assumes that the intellectual property is valuable because the owner of the intellectual property avoids the cost of licensing or creating an established intellectual property asset. Under this analysis, the value of the intellectual property is determined by calculating the present value of the after-tax cost savings associated with owning the intellectual property, and therefore not incurring the royalty payments for using the assets over the course of their estimated useful lives. The primary assumptions employed in this method include the applicable royalty rate, the projected revenues, life cycle of the intellectual property, and the riskiness of the anticipated revenue stream.

An appropriate royalty rate was determined by analyzing royalty rates for intellectual property from similar high technology companies. The selected royalty rate was applied against the Company’s projected license, consulting and maintenance revenues. The

Mr. Kenneth R. Vines
November 12, 2003

remaining useful life of the intellectual property was estimated to be five years based on our conversations with Management. We discounted the after-tax relief-from-royalty payments at a 25% discount rate.

Conclusion

Based on the relief-from-royalty method, we determined the fair market value of EXE’s intellectual property to be $18,364,000.

Business Enterprise Method

In an effort to confirm that the results of our excess earnings method and relief-from-royalty method were not unreasonable, we examined the estimated purchase price for the transaction as well as the other assets to be acquired. According to the purchase agreement, each shareholder is to receive $7.10 per share, which translates into a total market value of equity of approximately $47 million for all shares outstanding. In addition, SSA will be assuming certain liabilities of EXE and acquiring assets including current assets; property, plant and equipment; and other assets. Management provided us with the fair market value estimates of the tangible assets to be acquired and the liabilities to be assumed. In addition, we performed an analysis of the value of the Company’s customer relationships.

Given the estimated purchase price and the fair market value estimates of the net tangible assets and customer relationships, approximately $23 million of residual value remained. Based on discussions with Management, we believe this value includes not only intellectual property but also other potential intangible assets such as going concern value, strategic relationships and strategic alliances. Therefore, we believe that the results derived from the excess earnings method and relief-from-royalty method are reasonable.

SYNTHESIS AND CONCLUSION

We placed an equal weight on both the excess earnings method and relief-from-royalty method to determine the fair market value of the intellectual property. Based on the above procedures and the corresponding underlying analysis it is our opinion that the fair market value of the intellectual property of EXE, as of November 10, 2003, is reasonably stated as:

$18,000,000
EIGHTEEN MILLION DOLLARS

This valuation analysis was conducted in accordance with generally accepted valuation procedures and included such substantive valuation tests considered necessary and appropriate under the circumstances. Information that we received from Management was relied upon as a fair reflection and we made limited investigation as to the accuracy and completeness of such information. This analysis was based in part on this information as well as on other data developed during this valuation.

Mr. Kenneth R. Vines
November 12, 2003

This valuation reflects the premise of value as a going concern. A liquidation of the Subject Assets for uses other than the current use is not considered in our analysis. Such an analysis could provide indications of value substantially different than the conclusion.

We are independent of EXE Technologies, Inc. and SSA Global Technologies, Inc., and have no current or prospective interest in the Subject Assets. Our fee for this valuation was in no way influenced by the results of our analysis.

The “Statement of Limiting Conditions” is an integral part of this valuation opinion letter.

Respectfully submitted,

/s/ CBIZ Valuation Group, Inc.

CBIZ VALUATION GROUP, INC.

STATEMENT OF LIMITING CONDITIONS	PAGE 8

STATEMENT OF LIMITING CONDITIONS

The terms and limiting conditions of this engagement with CBIZ Valuation Group, Inc. are subject to and governed by the following Terms and Limiting Conditions and other terms, assumptions and conditions contained in our engagement letter.

Limitation on Distribution and Use

The report, the final estimate of value, and the prospective financial analyses included therein are intended solely for the information of the person or persons to whom they are addressed and solely for the purposes stated; they should not be relied upon for any other purpose, and no party other than the Company may rely on them for any purpose whatsoever. With the exception of the disclosure specified in the engagement letter, neither the valuation report, its contents, nor any reference to the appraiser or CBIZ Valuation Group may be referred to or quoted in any document given to third parties without our prior written consent. In addition, except as set forth in the engagement letter, our analysis and report are not intended for general circulation or publication, nor are they to be reproduced or distributed to third parties without our prior written consent.

Not A Fairness Opinion

Neither our opinion nor our report are to be construed as an opinion of the fairness of an actual or proposed transaction, a solvency opinion, or an investment recommendation, but, instead, are the expression of our determination of the fair value between a hypothetical willing buyer and a hypothetical willing seller in an assumed transaction on an assumed valuation date where both the buyer and the seller have reasonable knowledge of the relevant facts. For various reasons, the price at which the entity might be sold in a specific transaction between specific parties on a specific date might be significantly different from the fair value as expressed in our report.

Operational Assumptions

Unless stated otherwise, our analysis: (i) assumes that, as of the valuation date, the Company and its assets will continue to operate as configured as a going concern; (ii) is based on the past and present financial condition of the Company and its assets as of the valuation date; and (iii) assumes that the Company had no undisclosed real or contingent assets or liabilities, no unusual obligations or substantial commitments, other than in the ordinary course of business, or any litigation pending or threatened that would have a material effect on our analysis.

STATEMENT OF LIMITING CONDITIONS	PAGE 9

Competent Management Assumed

It should be specifically noted that the valuation assumes the property will be competently managed and maintained by financially sound owners over the expected period of ownership. This appraisal engagement does not entail an evaluation of management’s effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

No Opinion Is Rendered As To Legal Fee Or Property Title

No opinion is rendered as to legal fee or property title, which is assumed to be good and marketable. No opinion is intended in matters that require legal, engineering or other professional advice that has been or will be obtained from professional sources; the valuation report will not be used for guidance in professional matters exclusive of the appraisal and valuation discipline; there are no regulations of any government entity to control or restrict the use of the property unless specifically referred to in the report; and the property will not operate in violation of any applicable government regulations, codes, ordinances or statutes.

Liens And Encumbrances

We will give no consideration to liens or encumbrances except as specifically stated. We will assume that all required licenses and permits are in full force and effect, and we make no independent on-site tests to identify the presence of any potential environmental risks. We assume no responsibility for the acceptability of the valuation approaches used in our report as legal evidence in any particular court or jurisdiction. The suitability of our report and opinion for any legal forum is a matter for the client and the client’s legal advisor to determine.

Information Provided By Others

Information furnished by others is presumed to be reliable; no responsibility, whether legal or otherwise, is assumed for its accuracy and cannot be guaranteed as being certain. All financial data, operating histories and other data relating to income and expenses attributed to the business have been provided by management or its representatives and have been accepted without further verification except as specifically stated in the report.

Prospective Financial Information

Valuation reports may contain prospective financial information, estimates or opinions that represent reasonable expectations at a particular point in time, but such information, estimates or opinions are not offered as forecasts, prospective financial statements or opinions, predictions or as assurances that a particular level of income or profit will be achieved, that events will occur or that a particular price will be offered or accepted. Actual results achieved during the period covered by our prospective financial analysis will vary from those described in our report, and the variations may be material.

STATEMENT OF LIMITING CONDITIONS	PAGE 10

Any use of management’s projections or forecasts in our analysis will not constitute an examination, review or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (AICPA). We will not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines.

Uniform Standards of Professional Appraisal Practice

Unless otherwise stated in our opinion, it is understood that this engagement is not required to be conducted pursuant to the Uniform Standards of Professional Appraisal Practice as promulgated by the Appraisal Foundation.

STATEMENT OF LIMITING CONDITIONS